Exhibit (a)(1)(A)(v)

Supplement No. 5 to

U.S. Offer to Purchase for Cash

All of the Outstanding Series A Common Stock, Ordinary Participation Certificates and American Depositary Shares

of

Maxcom Telecomunicaciones, S.A.B. de C.V.

at the U.S. Dollar Equivalent of

Mexican Pesos 0.9666 Per Series A Common Stock

And

Mexican Pesos 2.90 Per Ordinary Participation Certificate

 (each Ordinary Participation Certificate representing three Series A Common Stock)

And

Mexican Pesos 20.30 Per American Depositary Share

(each American Depositary Share representing seven Ordinary Participation Certificates)

By

Trust Number 1387, acting through Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee for Trust Number 1387, Ventura Capital Privado, S.A. de C.V., Javier Molinar Horcasitas and Enrique Castillo Sanchéz Mejorada

April 19, 2013

This Supplement No. 5 (this “Supplement”) amends and supplements, as set forth below, the U.S. Offer to Purchase, dated February 20, 2013 (which, together with any amendments and supplements thereto, collectively constitute the “U.S. Offer” or “U.S. Offer to Purchase”), relating to the offer by Trust Number 1387, acting through Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero, a banking institution organized and existing under the laws of the United Mexican States, as Trustee for Trust Number 1387, (“Trust”), Ventura Capital Privado, S.A. de C.V. (“Ventura Capital”), Javier Molinar Horcasitas (“Javier Molinar”) and Enrique Castillo Sanchéz Mejorada (“Enrique Castillo”) to purchase for cash (i) all of the outstanding Series A Common Stock, without par value (the “Shares”) of Maxcom Telecomunicaciones, S.A.B. de C.V., a limited liability public stock corporation, a sociedad anónima bursátil de capital variable, organized and existing under the laws of the United Mexican States (“Maxcom”), (ii) all of the outstanding Ordinary Participation Certificates (“CPOs”) of Maxcom, and (iii) all of the outstanding American Depository Shares (“ADSs,” and collectively with the Shares and the CPOs, and in each case, with any coupon representing unpaid dividends as of the date thereof, the “Securities”), of Maxcom, in each case held by persons who are not Mexican residents.  Each ADS represents seven CPOs.  Each CPO represents three Shares.

The term “Purchaser”, when used in this Supplement means, collectively, the Trust, acting through the Trustee, Ventura Capital, Javier Molinar and Enrique Castillo.

In Mexico (the “Mexican Offer,” and collectively with the U.S. Offer, the “Offers”), Purchaser is offering to purchase all of the outstanding Shares and CPOs of Maxcom.  All holders of ADSs may tender their ADSs only in the U.S. Offer, unless they first convert their ADSs into CPOs.  All holders of Shares and CPOs, other than those who are Mexican residents, may tender their

Shares and CPOs in either the U.S. Offer or the Mexican Offer.  Mexican resident holders may tender Shares and CPOs only in the Mexican Offer.  The Mexican Offer will be made on substantially the same terms and at the same prices as the U.S. Offer.

This Supplement should be read together with the U.S. Offer to Purchase and the related ADS Letter of Transmittal. All references to and requirements regarding the U.S. Offer to Purchase shall be deemed to refer to the U.S. Offer to Purchase as amended and supplemented by this Supplement. Except as set forth herein, all terms and conditions of the Offer remain unchanged and in full force and effect. If you have already properly tendered your Company Securities in the Offers, you need not take further action according to the U.S. Offer and the ADS Letter of Transmittal.

Unless the Offer is further extended, the expiration of the Offer will occur at 12:00 midnight, New York City time (11:00 p.m., Mexico City time) on April 24, 2013.

Questions or requests for assistance or additional copies of this U.S. Offer to Purchase, the ADS Letter of Transmittal and any other documents may be directed to the Information Agent at its address and telephone numbers set forth below. A holder of Securities also may contact his or her broker, dealer, commercial bank, trust company or other nominee for assistance concerning the U.S. Offer.

The Information Agent is:

GEORGESON

Georgeson Inc.

199 Water Street, 26th Floor

New York, NY 10038

Call Toll-Free: (866) 296-6841

Call Collect: (212) 440-9800

1. The fifth paragraph in the “Annex III — Conditions to Consummation of the Concurrent Exchange Offer” is replaced in its entirety with the following text:

“In addition, the Exchange Offer is subject to the satisfaction of Maxcom of the conditions related to the Offers.  Maxcom will also only accept Old Notes for exchange if at least 80% in aggregate outstanding principal amount of the Old Notes is validly tendered and not validly withdrawn on or prior to the expiration date of the Exchange Offer, subject to Maxcom’s right, in its sole discretion, to decrease the minimum tender condition to 75.1% without extending the Exchange Offer or granting any withdrawal rights. The Purchaser believes that in the event Maxcom exercises such right, the decrease in the debt participation threshold from 80% to 75.1% would not constitute a material change to the holders of Maxcom Shares, CPOs and ADSs. With an 80% participation in the Exchange Offer, Maxcom would have $40,000,000 of its Old Notes with an 11% coupon and $160,000,000 of its New Notes with a 7% coupon outstanding.  If there is an additional 5% decrease in the minimum tender condition in the Exchange Offer, this would result in an additional $10,000,000 of Old Notes with the 11% coupon resulting in an additional $400,000 per annum of interest payments until the Old Notes are fully repaid in December 2014. In Purchaser’s view, this incremental interest payment means that a 5% change in the minimum tender condition of the Exchange Offer would not make a material difference from a debt service perspective or in the financial condition of Maxcom. Other than the difference in the coupon of the Old Notes and the New Notes, the Exchange Offer is for the same principal amount of notes, so there would be no change in the outstanding debt level of Maxcom.”